Exhibit 1.01
Conflict Minerals Report
Express, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for the 2017 calendar year as provided for in Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). Unless the context indicates otherwise, the terms “Express,” “we,” “its,” “us,” and “our” refer to Express, Inc. and its consolidated subsidiaries. As used herein, the terms “Conflict Minerals” and “3TG” refer to columbite-tantalite (coltan), cassiterite, gold, wolframite, and the derivatives tantalum, tin, and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward Looking Statements
This Conflict Minerals Report contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify forward-looking statements by the use of forward-looking words, such as “intend” and the like, or the use of future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to improve our 3TG due diligence program and mitigate the risk that 3TG in our products benefit armed groups.
Forward-looking statements are based on our current expectations and assumptions, which may not prove to be accurate, and are subject to risks, uncertainties, and changes in circumstances that are difficult to predict. Many factors could cause our actions or results to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers, on a timely basis or at all, whether smelters and refiners and other market participants responsibly source 3TG, and political and regulatory developments, whether in the Democratic Republic of the Congo (“DRC”) or an adjoining country (the “DRC Region”), the United States, or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publicly update or revise any forward-looking statements as a result of new information, future events, or otherwise, except as required by law.
Overview
Express is a specialty retailer offering both women's and men's apparel and accessories. We do not own or operate any manufacturing facilities and, as a result, we contract with third-party vendors for the purchase and/or production of all of our merchandise. For a further discussion of our products, please refer to our Annual Report on Form 10-K for the fiscal year ended February 3, 2018 filed with the Securities and Exchange Commission on April 4, 2018. The information contained in our Annual Report on Form 10-K is not incorporated by reference into our Form SD or this Conflict Minerals Report and should not be considered part of our Form SD or this Conflict Minerals Report.

Express is committed to a responsible supply chain. As part of this commitment, we are committed to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of 3TG which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC Region. We do not seek to embargo sourcing from the DRC Region and encourage our suppliers to source 3TG from smelters and refiners that are conformant with the protocols of the Responsible Minerals Assurance Process (the “RMAP;” formerly known as the Conflict-Free Smelter Program) issued by the Responsible Minerals Initiative (the “RMI;” formerly known as the Conflict-Free Sourcing Initiative).
We estimate that approximately 2.5% of all products we purchased for resale in 2017, based on cost, contain 3TG that we believe are necessary to the functionality or production of the products; and, in such products, 3TG constitute only a very small portion of the product content. For 2017, these products included fashion jewelry and watches. Collectively, we refer to these products as “in-scope products.”
We do not directly source 3TG from mines, smelters, or refiners, and we believe that we are many levels removed from these upstream activities and the parties that are involved in them. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is described below, and our commitment to responsible sourcing.

Reasonable Country of Origin Inquiry Information
We conducted a “reasonable country of origin” inquiry with respect to the necessary 3TG contained in our in-scope products for 2017. Our outreach included suppliers that we identified as having provided, or that may have provided, us with in-scope products (our “Suppliers”). We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through product specifications, visual inspection, supplier inquiries, and other information known to us. We also considered the degree of influence that we had over the materials in our products.
For 2017, our Suppliers identified to us smelters and refiners that processed or may have processed the necessary 3TG contained in our in-scope products.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we conducted due diligence for 2017. These due diligence efforts are discussed below in this Conflict Minerals Report.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence, in particular Steps 1 and 2 of the OECD Guidance, as defined and discussed below.
Due Diligence Program
Overview
Pursuant to the Conflict Minerals Rule, our due diligence measures relating to 3TG were designed to conform with, in all material aspects, the criteria set forth in the Organisation for Economic Co-Operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, including the Supplement on Tin, Tantalum and Tungsten and the Supplement on Gold (Third Edition) (the “OECD Guidance”).
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. The headings in the summary of our due diligence below conform to the headings used in the OECD Guidance for each of the five steps.
Step 1: Establish Strong Company Management Systems
Conflict Minerals Policy; Supplier Contracts. We have a policy that expresses our commitment to (1) compliance with the Conflict Minerals Rule, and (2) avoiding the use of 3TG which may directly or indirectly finance or benefit armed groups engaging in human rights abuses in the DRC Region. We communicate this policy to our employees involved in the production and sourcing of our products and to our direct suppliers. Our supplier contracts also require that our suppliers adhere to our policy.
Our policy statement can be found in the “Sourcing and Labor Standards” section of our website at www.express.com/g/sourcing-and-labor-standards.
As noted above, we do not seek to embargo sourcing from the DRC Region and encourage our suppliers to source 3TG from smelters and refiners that are conformant with the RMAP.
Governance of 3TG Compliance; Multi-stakeholder Participation. Our Senior Vice President & General Counsel and Executive Vice President of Sourcing and Production maintain responsibility for the continued implementation and oversight of our 3TG compliance program. Senior staff in our Sourcing and Production department maintain responsibility for the day-to-day management and execution of the program. To assist us with our compliance efforts, we utilize outside counsel and participate in a working group with other retailers. Further, we are members of the RMI and utilize their information resources.
Process to Collect Information Regarding 3TG in the Supply Chain. For 2017, in order to identify smelters and refiners in our supply chain and collect other information regarding the origin of 3TG in our supply chain, we distributed the then latest version of the Conflict Minerals Reporting Template developed by the RMI (the “Conflict Minerals Questionnaire”) to our Suppliers along with instructions on how to complete it. We received a response from each Supplier and evaluated the responses.
Training, Communication, and Grievance Mechanism. Employees involved in the production and sourcing of our products are educated on the Conflict Minerals Rule and our policy. In addition, for 2017, we furnished our Suppliers with written training materials containing information about the Conflict Minerals Rule, our policy, and our compliance expectations, including how to complete the Conflict Minerals Questionnaire. The training materials were intended to help ensure the quality and completeness of the Conflict Minerals Questionnaires received from the Suppliers. We have worked with many of the same suppliers for years, thereby strengthening our relationship with them. We also provide a grievance mechanism to our suppliers by providing a direct email address to Express for any questions or concerns.

Step 2: Identify and Assess Risk in the Supply Chain
We directed our Suppliers to provide us with information concerning the usage and source of 3TG in our in-scope products and their 3TG compliance program through the completion of the Conflict Minerals Questionnaire. Our personnel reviewed the information provided in the Conflict Minerals Questionnaires received from our Suppliers. Based on the information provided to us by our Suppliers, we evaluated the risk that necessary 3TG in our in-scope products may have directly or indirectly financed or benefited armed groups engaging in human rights abuses in the DRC Region. As part of our evaluation, we also reviewed information made publicly available by the RMI, as well as information made available by the RMI to its members. Most of the processors of 3TG identified by our Suppliers were listed by the RMI as conformant with the RMAP.
Step 3: Design and Implement a Strategy to Respond to Identified Risks
We monitor and report on risk to designated senior management on an ongoing basis. Our 3TG compliance team reports the findings of its compliance efforts to both our Senior Vice President & General Counsel and Executive Vice President of Sourcing and Production. Our risk mitigation strategy allows for a flexible response that is commensurate with the risks identified.
In addition, to the extent that identified smelters and refiners are not conformant with the RMAP, we engage in discussions with our Suppliers and communicate our expectations regarding compliance with our policy, and encourage our suppliers to source 3TG from RMAP conformant smelters and refiners.
Step 4: Carry Out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain
In connection with our due diligence, we utilize and rely on information made available by the RMI concerning independent third-party audits of smelters and refiners to assess smelter and refiner due diligence and to determine whether the smelter or refiner is conformant with the RMAP. As indicated above, we are a RMI member.
Step 5: Report Annually on Supply Chain Due Diligence
We file a Form SD and a Conflict Minerals Report with the Securities and Exchange Commission. The information in this Conflict Minerals Report is publicly available at the following Internet website: http://www.express.com/investor.
The information contained on our website is not incorporated by reference into this Conflict Minerals Report or our Form SD and should not be considered part of this Conflict Minerals Report or our Form SD.
Product Determination, Smelter and Refiner, and Country of Origin Information
Based on our reasonable country of origin inquiry or due diligence, as applicable, with respect to the 3TG necessary to the functionality or production of our in-scope products for 2017:

•	According to information made available by our Suppliers and the RMI, we believe that most of our in-scope products contain necessary 3TG that were sourced from RMAP conformant smelters and refiners.

•
Based on the inquiry and due diligence processes we performed, and according to information made available by our Suppliers and the RMI, we were unable to determine with confidence the origins of the 3TG in all of our products.

Smelter and refiner RMAP compliance status indicated in this Conflict Minerals Report is as of March 2018. Smelters and refiners identified by our Suppliers were not necessarily conformant for all or part of 2017 and may not continue to be conformant for any future period.
Steps to Mitigate Risk and Improve Due Diligence
Based on our risk assessment described above, we intend to take the following steps for 2018 to support our Conflict Minerals Policy, improve our 3TG due diligence program, and reduce sourcing risks: (1) continuing to follow the due diligence process described in this report for 2018 to the extent we determine to be appropriate; and (2) continuing to encourage our Suppliers to purchase any 3TG from RMAP conformant smelters and refiners.